October 21, 1994

Dear Registrant:

This letter provides general guidance to variable annuity, variable life, and other insurance company investment contract registrants in connection with the preparation of disclosure documents and other filings with the Commission. These comments represent the informal views of the Division of Investment Management and do not necessarily reflect the views of the Commission.

The letter is divided into four sections. Section I discusses disclosure issues. Section II summarizes certain exemptive orders and no-action letters that have been issued recently by the Division. Section III addresses issues relating to inspections of insurance company separate accounts. Section IV focuses on procedural matters relating to filings made with the Commission.

Insurance company registrants should consult prior letters for additional comments that are still relevant, but are not included in this letter. Prior letters may be obtained for a fee. Requests for such letters should be made in writing, and directed to the United States Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, DC 20549, ATTN: Public Reference Branch. For more information, call (202) 942-8090.

I. DISCLOSURE

1.   Total Return Data in Financial Highlights Table

Open-end management investment companies are required to provide total return information in the "Financial Highlights" table of Form N-1A. *See generally* Item 3, Instruction (a)(11), of Form N-1A. Underlying funds for insurance company separate accounts should disclose that the total return information shown in the Financial Highlights table does not reflect expenses that apply to the separate account or the related insurance policies, and that inclusion of these charges would reduce the total return figures for all periods shown.

2.   Disclosure Regarding Management's Discussion and Analysis

Registrants including their Management's Discussion and Analysis ("MD&A") in the annual report are reminded that Item 32(c) of Form N-1A requires an undertaking to furnish to each person to whom a prospectus is delivered, upon request and without charge, a copy of the registrant's latest annual report to shareholders. In addition, Item 3 of Form N-1A requires prospectus disclosure that the MD&A is in the annual report, which is available free upon request.

3.   EDGAR Implementation

        Mandated electronic filing on the Commission's Electronic Data Gathering, Analysis, and Retrieval ("EDGAR") System began for some investment company registrants on April 26, 1993. *See* Rulemaking for EDGAR System--Investment Companies and Institutional Investment Managers, Investment Company Act Release No. 19284 (Feb. 23, 1993) ("Release No. 19284"). Under the current schedule, all investment company registrants must begin filing under EDGAR by the end o calendar year 1995. Registrants should consult the phase-in list for EDGAR filers published in Release No. 19284 and the phase-in and electronic filing rules found in Regulation S-T (17 CFR Part 232).

        Registrants that file under EDGAR must file electronically: (i) all registration statements under the Securities Act of 1933 (the "Securities Act") and the Investment Company Act of 1940 (the "Investment Company Act"); (ii) all proxy materials required to be filed with the Commission; (ii) reports, including reports on Form N-SAR, required to be filed with the Commission; (iii) reports, including reports on Form N-SAR, required to be filed with the Commission under Section 30 of the Investment Company Act; and (iv) all other reports, forms, and schedules required to be filed by or with respect to investment companies under the Securities Exchange Act of 1934. *See* Rule 101 of Regulation S-T.

        Under the current rules governing EDGAR, for one year after a registrant's mandated phase-in date, or until expressly notified otherwise by the Commission, and registrant making filings on EDGAR must furnish the Commission with paper copies of its filings. The paper copies may be either traditional paper copies or computer print-outs of EDGAR filings (with confidential information in the header blanked out or omitted). The paper copies must include the legend required by Rule 902(g) of Regulation S-T and should be mailed to OFIS Filer Support, SEC Operations Center, 6432 General Green Way, Alexandria, Virginia 22312-2413, and be received no later than six business days after the filing.

        Questions regarding the EDGAR phase-in may be directed to Anthony A. Vertuno, Division of Investment Management, at (202) 942-0591. Questions regarding the EDGAR rules may be directed to Ruth A. Sanders, Division of Investment Management, at (202) 942-0633 or to Mr. Vertuno. Questions also may be directed to Robert L. Dorsey of the Office of Insurance Products, at (202) 942-0673.

II. REGULATION

4.   Mortality and Expense Risk Applications

        Over the past year, the Division has issued orders granting exemptive relief ("class relief") to the extent necessary to permit the deduction of mortality and expense risk charges not only from assets of the separate account applicant(s) under certain variable annuity contracts, but also from: (i) the assets of the separate account applicant(s) under any materially similar variable annuity contracts offered in the future by the separate account applicant(s); or (ii) the assets of any other separate account established in the future by the insurance company depositor(s) of the separate account applicant(s) under materially similar variable annuity contracts. *See, e.g.*, National Home Life Assurance Company, et al., Investment Company Act Release Nos. 20402 (July 13, 1994) (order) and 20357 (June 14, 1994)(notice); The Variable Annuity Life Insurance Company, <u>et al</u>., Investment Company Act Release Nos. 20387 (July 7, 1994) (order), and 20345 (June 8, 1994) (notice).

Insurance company applicants seeking such class relief must: (i) explicitly request relief for variable annuity contracts, created in the future, that are materially similar to the existing variable annuity contracts covered by the application, whether the contracts are created by the existing separate account(s) covered by the application or by separate accounts created in the future by the insurance company depositor of the existing separate account(s); (ii) provide legal analysis to justify the class relief requested; and (iii) undertake that the future variable annuity contracts for which class relief is sought will be materially similar to the existing variable annuity contracts covered by the application. *E.g.*, Western Reserve Life Assurance Company of Ohio, <u>et al.</u>, Investment Company Act Release Nos. 19095 (Nov. 12, 1992) (order) and 19026 (Oct. 14, 1992)(notice). Insurance company applicants are reminded that if they do not request and receive relief that explicitly covers future contracts or separate accounts, they must obtain an amended order permitting the deduction of mortality and expense risk charges for each new contract offered through the separate account, or for any new separate account offering contracts similar to those for which exemptive relief has been granted.

On a related point, the Division's Office of Insurance Products recently provided no-action assurance that permitted a variable annuity separate account to change the manner of calculating the contingent deferred sales load without amending its existing order ("M&E order") permitting the deduction of mortality and expense risk charges. WM Life Insurance Company and Empire Life Insurance Company (Jan. 19, 1994) ("WM Life"). The staff of the Division's Office of Insurance Products has taken the position that it would not object if, in reliance on WM Life, any separate account lowers any of its charges without seeking an amended M&E order.

5.   <u>Flexible Premium Variable Life Insurance Policies--Pricing of Certain Subsequent Payments</u>

Two recent flexible premium variable life insurance registration statements indicated that the depositor would delay the pricing of subsequent premium payments: (i) if the payment would cause the policy to become a modified endowment contract ("MEC"); or (ii) if the increase in policy account value that would be effected by the subsequent payment would necessitate an increase in the death benefit to satisfy federal tax law. *See* John Hancock Mutual Variable Life Insurance Account U (File No. 33-76660) and John Hancock Variable Life Account UV (File No. 33-76662). Generally, the staff of the Division's Office of Insurance Products would not object if flexible premium or scheduled premium variable life insurance separate accounts (or separate accounts that issue both types of policies pursuant to an order of exemption) process such payments in the following manner: (i) upon determining that the payment would raise MEC or death benefit concerns under the federal tax laws, the insurer notifies the investor immediately to that effect; and (ii) if the investor requests that the payment be processed, the insurer prices such payment in accordance with Rule 22c-1 under the Investment Company Act; and (iii) if the investor requests that the payment be returned, or fails to respond to the insurer's notice, the insurer refunds the amount of the investor's purchase payment once the investor's check has cleared. However, with respect to a payment that would necessitate an increase in the death benefit, the above procedure will permit an insurer to either (i) reject the payment (unless doing so would cause the policy to lapse), or (ii) price the payment in accordance with Rule 6e-3(T)(b)(12)(iii) or Rule 6e-2(b)(12)(ii) under the Investment Company Act, as appropriate, if evidence of insurability is needed.

6.   Assignments of Investment Advisory Contracts--Effected by Merger

When a merger has effected an assignment of a newly-established fund's advisory contract under Section 15 of the Investment Company Act, the Division generally will not require the fund to hold a separate shareholders' meeting to approve the new contract if the following conditions are met: (i) the adviser was acquired, and the advisory contract was assigned, after the registration statement for the fund was declared effective; (ii) the initial shareholder approved the post-acquisition advisory contract; (iii) the post-acquisition advisory agreement was the same as the pre-acquisition agreement; (iv) the advisory personnel remained the same; and (v) the acquisition and assignment were disclosed to the new fund's shareholders in the prospectus. *Cf.* Letter to the Investment Company Institute (Nov. 6, 1992)(announcing that funds will no longer be asked to include in their registration statements an undertaking to hold a shareholders' meeting to elect a board of directors and to approve the fund's investment advisory contract and Rule 12b-1 plan, if any, or to ratify the selection of independent public accountants by the board of directors).

7.   Privately-placed Commercial Paper may be Treated as a Liquid Security

In a recent no-action letter, Merrill Lynch Money Markets Inc. (Jan. 14, 1994), the Division concurred with the view that, subject to certain conditions, a mutual fund's board of directors may determine for purposes of the 85% liquidity guideline applicable to mutual funds that an issue of commercial paper issued in reliance on the Section 4(2) private placement exemption ("4(2) Paper") under the Securities Act is liquid, whether or not it may be resold under Rule 144A under the Securities Act.[1] The Division also agreed that the board of directors may delegate to the fund's investment adviser the responsibility for determining and monitoring the liquidity of 4(2) Paper in the fund's portfolio, provided the board retains sufficient oversight.

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[1] The staff of the Commission presently is considering whether any adjustment to the 85% guideline is appropriate. Testimony of Arthur Levitt, Chairman, U.S. Securities and Exchange Commission, Concerning Issues Affecting the Mutual Fund Industry, Before the Subcommittee on Telecommunications and Finance, Committee on Energy and Commerce, U.S. House of Representatives (Sept. 27, 1994).

8.   Disqualification

The Commission has issued an order that would limit the automatic disqualification provisions of Section 9(a) of the Investment Company Act to employees, officers and directors of an insurance company and its affiliates who are directly involved in the sale of variable annuity contracts or the management or administration of the separate account or underlying investment company that funds the contracts. The application sought the same relief regarding variable annuity contracts as is provided with respect to variable life insurance contracts in Rules 6e-2 and 6e-3(T) under the Investment Company Act. Equitable Life Assurance Society of the United States, Investment Company Act Release Nos. 20637 (Oct. 19, 1994)(order) and 20568 (Sept. 22, 1994)(notice).

9.   Pricing of Variable Annuity Premium Payments

Insurance company registrants are reminded that the two-day, five-day exemption under Rule 22c-1 under the Investment Company Act applies only to *initial* premium payments under a variable annuity contract; subsequent premium payments and transfer requests for variable annuities must be effected at the price next determined after the premium payment or transfer request is received. Therefore, premium payments received before the time at which the daily net asset value is determined must be priced on the date of receipt. For example, when daily pricing occurs at 4:00 p.m. and a premium payment is received at 3:30 p.m., the staff of the Division's Office of Insurance Products would object to the pricing of that premium payment on the following day.

In addition, the staff of the Division's Office of Insurance Products takes the view that a transfer request represents contemporaneous orders to sell one security and purchase another; both of these "transactions" are subject to Rule 22c-1. Consequently, an insurance company practice that delays transfers from a fund or subaccount into a new fund or subaccount (e.g., if the "old" fund/subaccount is in an illiquid position and unable to redeem shares to secure the funds necessary to effect the purchase of shares of the "new" fund/subaccount) would not satisfy the requirements of the Rule.

III. INSPECTIONS

10. Purchase Order Delivery Delays

The Division generally has permitted purchase orders to be deemed effective when they are received at the home office of the insurance company, provided that this practice is disclosed in the prospectus. However, in Investment Company Act Release No. 14756 (Oct. 15, 1985) ("Release No. 14756"), the Commission cautioned insurance companies issuing variable annuity contracts through agents that "[t]he Commission has not been made aware of any problems arising from delays by the agent in remitting the application and accompanying payment to the administrative office promptly. If this became a problem, the Commission would take the necessary corrective action, including enforcement action if appropriate." Although Release No. 14756 only dictates that an agent remit an application and accompanying payment to the home office *promptly,* the staff of the Division's Office of Insurance Products generally considers delivery delays beyond 4 - 5 days outside the range of *prompt* delivery, in the absence of exigent circumstances. This requirement of prompt delivery also is applicable to liquidation, additional payment and transfer/reallocation requests submitted through agents.

11. Pricing Initial Purchase Payments for Group Contracts

During inspections of insurance companies, the staff of the Division's Office of Insurance Products has come across variable annuity prospectus disclosure providing that, consistent with Rule 22c-1 under the Investment Company Act, the insurance company may hold purchase payments for up to five business days while attempting to complete an incomplete application. The disclosure also provides that if the application cannot be completed within five business days, the applicant will be informed of the reason for the delay and the purchase payment will be returned immediately unless the applicant consents to the insurance company keeping the purchase payment until the application is made complete. In the course of its examinations, the staff of the Division's Office of Insurance Products has found instances in which insurance companies have undocumented internal policies that contravene these disclosed procedures by permitting the insurance company to hold group premium payments in the general account beyond the five-day limitation, without investor consent, while attempting to complete an application.

The practice of holding group payments beyond the five-day limitation without investor consent is inconsistent with Rule 22c-1. The staff of the Division's Office of Insurance Products will continue to cite this type of pricing practice as an Investment Company Act compliance deficiency.

IV. PROCEDURAL COMMENTS

12.   Unit Investment Trust Financial Statements

Registration statements for unit investment trusts, including post-effective amendments, filed within 45 days after the end of the fiscal year of either the separate account or the insurance company, and for which audited financial statements for the most recent fiscal year are not available, must include interim financial statements as of a date at least as current as the end of the third fiscal quarter.

13.   Draft Notices

Rule 0-2 under the Investment Company Act requires that "[a] proposed notice of the proceeding initiated by the filing of . . . [an exemptive] application shall accompany each application ...." In addition, Investment Company Act Release No. 14492 (Apr. 30, 1985) ("Release No. 14492") indicates that proposed notices should be "brief as well as informative." The staff of the Division's Office of Insurance Products notes that a number of insurance company applicants filing requests for exemptive relief have sought to meet the requirements of Rule 0-2 by numbering the paragraphs of the text of the applications, and submitting these documents as proposed notices. The staff of the Division's Office of Insurance Products deems such actions inconsistent with the prescriptions of Release No. 14492, and may request insurance company applicants to resubmit notices in a more appropriate form. *See* Release No. 14492 at "Procedures and Guides," Paragraph 5 (stating that "[a]n applicant who submits a deficient or verbose proposed notice will be asked to file an amendment to resubmit a notice in usable form").

14.   Applications, Notices, Orders. and Clearance Memoranda

All information that is material to an exemptive application should appear in the application. By also incorporating by reference a related registration statement into an application, an applicant may reduce the likelihood of being required to amend the application in response to staff comments.

Insurance company registrants should not assume, but should confirm with the staff of the Office of Insurance Products, that notices and orders for exemptive relief have been issued, and that registration statements and post-effective amendments have been declared or gone effective.

Insurance company registrants should be aware that they may request that clearance memoranda for new registration statements and post-effective amendments be delivered by facsimile. Such requests must be made to the staff of the Division's Office of Insurance Products *in writing,* and may accompany requests for acceleration of the effective date of a new registration statement or a post-effective amendment.

15.   Form N-8F

The staff of the Division's Office of Insurance Products requires each Form N-8F applicant to include a statement that it is current with all of its filings under the Investment Company Act, including all Form N-SAR filings for each period for which such filing was or is required. The staff of the Division's Office of Insurance Products requests that the statement be incorporated into the response to Item 1 of Form N-8F.

16.   Amendments to Rule 485: Rescission and Restatement of Rule 486

Earlier this year, the Commission adopted rule and form amendments to revise the procedures by which investment companies, including insurance company separate accounts, file post-effective amendments to registration statements. *See* Investment Company Act Release No. 20486 (Aug. 17, 1994) (adopting release). These amendments, which became effective October 11, 1994, were designed, among other things, to simplify the operation of Rules 485 and 486 under the Securities Act, and to expand the conditions under which post-effective amendments filed by mutual funds and unit investment trusts under paragraph (b) of Rule 485 are permitted to become effective immediately. In addition, the amendments provide that a post-effective amendment filed pursuant to paragraph (a) of Rule 485 for the purpose of adding a new series to a registered open-end management investment company will not become effective until the seventy-fifth day after filing.

Before the amendments took effect, Rule 486 was a counterpart to Rule 485 for post-effective amendments filed by insurance company separate accounts issuing variable annuity and variable life insurance contracts. The amendments, in part, apply amended Rule 485 to post-effective amendments filed by insurance company separate accounts.

Staff of the Division already has begun to review post-effective amendments filed under new subparagraph (b)(l)(ix) of Rule 485. That subparagraph permits the Commission, on a discretionary basis, to permit certain types of post-effective amendments not otherwise eligible to be filed under Rule 485(b) to become effective immediately upon filing. The staff of the Division's Office of Disclosure and Review, acting pursuant to delegated authority, has approved a request to permit post-effective amendments filed by a number of funds in the same fund complex to become effective immediately upon filing, when the changes reflected substantially identical revisions by each fund in the complex.

17.   Effective Date and Request for Acceleration

Insurance company registrants relying on the automatic effective date provided by Rule 485(a) should note that a filing made after March 2 will have an effective date after May 1. *See* Investment Company Act Release No. 20486, note 5 (Aug. 17, 1994) (instructing registrants how to determine date of effectiveness). A request for acceleration will be necessary if a post-effective amendment filed after March 2 requests a May 1 effective date.

Insurance company registrants filing after March 2 should be aware that, because of the heavy workload of the staff of the Division's Office of Insurance Products during the months of March and April, there is no assurance that the staff of the Division's Office of Insurance Products will be able to accelerate the filing. If acceleration is necessary, the insurance company registrant should notify the staff of the Division's Office of Insurance Products as soon as possible of the reason why the filing cannot be made by March 2, the nature of the material changes, and the approximate date the filing will be made.

18.   Filings During Post-Effective Season

Review by the staff of the Division's Office of Insurance Products of post-effective amendments filed on or about March 1 of a calendar year will be given priority over all other filings or submissions received by the staff during the period March 1 through May 1. Consequently, applications, no-action requests, initial registration statements, and all other matters submitted during that period by insurance companies may not be reviewed as expeditiously as they might be reviewed during other periods of the calendar year.

19.   Selective Review

The staff of the Division's Office of Insurance Products encourages registrants to review Investment Company Act Release No. 13768 (Feb. 15, 1984), governing procedures for selective review. If an insurance company registrant believes that selective review is appropriate, a request for selective review should be made in the transmittal letter accompanying the filing. A request for selective review should include: (i) a statement indicating whether the disclosure has been reviewed by the staff of the Division's Office of Insurance Products in some other context; (ii) a statement identifying prior filings that the insurance company registrant considers similar to, or intends as precedent for, the current filing; (iii) a summary of the material changes from the previous filings made in the current registration statement for the insurance company; and (iv) any specific areas that warrant particular attention. An insurance company registrant should provide the staff of the Division's Office of Insurance Products with a red-lined courtesy copy of the current filing marked to show changes from the previously-reviewed filing.

20.   Other Industry Comment Letters Issued by Division Staff

Insurance company registrants are responsible for complying with all pertinent generic comments issued by the Division. Accordingly, insurance company registrants also should consult generic comment letters issued by the Division's Office of Disclosure and Review to assist public mutual funds and non-insurance unit investment trusts *(see, e.g.,* Letter from Carolyn B. Lewis (Feb. 25, 1994)).

We hope that this letter will assist you in preparing your filings.

Office of Insurance Products
Division of Investment Management

 /s/ Brenda D. Sneed_____

Brenda D. Sneed
Assistant Director